ARC Group Worldwide 10-K

Exhibit 99.1

Flomet Incentive Plan

1.	Create an incentive pool by dividing operating profit by net sales.
2.	Multiply operating profit by the result to establish the gross pool.
3.	Calculate the net pool by multiplying by a fixed factor of 27.4%
4.	Assign 70% of the net pool to a profit category and 30% to growth.
5.	Profit pool is paid out as is.
6.	Growth pool is modified as follows:
A.	For meeting a growth objective of 15% over the last year period pay out the full amount.
B.	From over 15% to 20% add 10% to the pool.
C.	Over 20% add 25%.
D.	Between 10% and 15% subtract 25%.
E.	Between 5% and 10% subtract 50%.
F.	In the case sales are equal to or less than last year there is no payout.